Invest in Uruk Platform (by SUKAD)

Uruk Platform enables organizations to complete
quality projects faster, cheaper



🐦 f ⓘ ᴙ SUKAD.COM HOUSTON TX   Software Technology Saas Services B2B

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Why you may want to invest in us...

1   Uruk Founders has more than 100 years of project leadership, & worked on projects worth >$5 billion

2   The founders are global experts in project management building a pioneering PM digital solution.

3   Uruk Platform would save organizations significant time & money to get their product to market.

4   We believe our Platform to be indispensable for business results; it could lead up to 20% costsaving

5   Uruk would enable project teams to work from anywhere using best in class solutions.

6   The leading founder is a recognized thought leader in project management with numerous publications.

7   We are still in development, but already building a global partners network in different countries

8   We believe Uruk will be known as the Engine of Project Success and a leading solution.

Why investors 💙 us

WE'VE RAISED $234,050 SINCE OUR FOUNDING



The future of this platform is very bright, with the current trend towards improved project management practice, especially with the increase in virtual activities in light of the COVID 19 outbreak. The Uruk Platform would be unique in its ability to handle project management, as it comes from developers who have abundant hands on experience with project management. The spread and implementation of the platform is already planned, and will take place on a global scale. I believe their success is forecasted in the near future.

Jihad Aysh portfolio director @ K&A Consultants

`LEAD INVESTOR` INVESTING $15,000 THIS ROUND & $45,000 PREVIOUSLY



*Mounir's work as a thought leader in project management is well known   ⌄
through his books, publications, and prolific activity on social media. He advocates a level of professionalism in project management that is uncommon in today's world, and he manages to bring this in understandable language and plausible concepts. As his colleague I had many discussions with Mounir at the time the methodology behind the SUKAD Way was conceived and refined. It incorporates not only the experience of many seasoned project managers but it is also founded on contemporary research, so much so that SUKAD became associated with SKEMA in France, one of the leading tertiary institutions in the world in this field....* read more

Luc Bauwmans ⭐

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Our team



Mounir A. Ajam
CEO/Managing Partner/President
Project management (PM) Innovator with decades of global expertise. Worked on projects worth billions of US$. Developed models to help organizations Lead Projects Concept to Success. Transforming his expertise into the pioneering Uruk Platform.





Victor Sawma
CTO and Head of Development
A technology expert with 20+ years in producing and maintaining web & mobile applications with scalable architectures, high-performance hosting, security auditing, and IT consultancy. Victor is passionate about technology serving humanity.





Amr Maraie
Director/Secretary
A project management professional with over 20 years of experience in the Middle East & Canada. He is a member of PMI & holds PMP & PMO certifications. Previously, Amr led the start-up and implementation of the corp



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Downloads

SUKAD-Uruk Platform Pitch 2020.pdf

The Uruk Platform

The Problem

The research on projects (product delivery) and project management indicates a great deal of pain, pain due to delays, over budget, and even failure of projects. A significant number of projects, from all domains and industries, fail to meet the project management targets and some of these projects even fail to meet their objectives and do not produce the anticipated profit or benefits. In technology, some of the statistics indicate less than one-third of the projects would be considered a success. In industrial megaprojects, the ratio is about 35% success. In megaprojects, with a cost of over US$1 billion, the consequences of failure can significantly affect companies and even economies.

The Root Causes

What are the root causes? There are many root causes, however, most experts and researchers agree that the primary reasons for failures are due to inadequate front-end development of the project, pre-implementation. However, this is a symptom of the lack of adequate and effective project management systems in organizations, if they exist at all. Poor systems lead to improper practices, recreating the wheel with every new project, wasted effort, lack of integration of project management with the business and product management, among many other factors.

The Solution - Knowledge Foundation

The group of co-founders has more than 100 years of project leadership in various industries. The primary innovator behind Uruk is Mounir Ajam who has more than 30 years of experience working on projects around the globe and worth billions of US$.

Mounir has spent the last 10+ years developing the SUKAD Way Project Management Framework, and have published numerous books and e-books about it, especially on the core methodological approach, CAMMP. In addition to these books, Mounir has produced hundreds of blog articles and videos on these applied project management, applied as in the real-world application of leading global practices.



Managing the Organization's Projects
The Seven Elements of Project Management Maturity™
Managing a Project
The Customizable and Adaptable
Controlling a Project


Managing
Projects™
•The Four
Dimensions of
Project
Success™
(Dimensions 3 &
4)
•The Four
Dimensions of
Project Success™
(Dimensions 1 &
2)
The Four Control Reference
Points™
The Six Steps of Project
Control

The SUKAD Way Project Management Framework is the knowledge foundation for the Uruk Platform. In addition to the SUKAD Way, we are incorporating other leading practices from organizations like the Project Management Institute (PMI), the International Project Management Association (IPMA), among others.

In our previous company, SUKAD FZ-LLC, which was based in the UAE, we had trained thousands of people on CAMMP and the SUKAD Way.

The Solution - The Uruk Platform

Simply, the Uruk Platform is a digital solution, the software version of the SUKAD Way. The platform is being built on CAMMP and the idea of tailored methods, fit-for-purpose, as the core engine and project life cycle workflow. CAMMP, and Uruk, covers projects from the business starting point, the concept, and all the way to delivering the final product and assess the success and achievement of the anticipated benefits. Therefore, Uruk integrates project management with product management, the business side, and operations. This element is what we call, Managing a Project element.

In addition to Managing a Project element, Uruk includes the Managing the Portfolio element, for portfolio management. This element would empower the Project Management Office (Unit) to help executive management manage the whole portfolio, with significant data and analytics based on historical projects, from inside the organization and what SUKAD will provide. The portfolio element of Uruk also includes the various policies, procedures, and guidelines that would be vital for the effective management of all projects and the portfolio. Our nickname for the Uruk Platform is the Engine of Project Success, since it's a true engine, with all of the necessary components to enable project excellence.

Uruk has other supporting elements, such as engaging the community to encourage a community of practice and collaborations.

Perfecting Project Management

"We believe SUKAD Corp's groundbreaking integrated project management solution will forever change Project Portfolio Management."

Why?

- Uruk includes the PMO policies, processes, procedures, and guidelines, saving organizations a huge sum in building the Organizational Project Management System.
- The methodology-driven approach is a great learning resource for learning and applying project management that is tailored to a given client, type of project, size and complexity of the project.
- A project management solution built for project managers and teams by project management global experts.

Why Uruk?

We have done a great deal of research in the market, and we are not aware of any solution that comes close to what we are building. Most of what exists "is either too basic, too narrow, or too expensive" is one of the comments we received in our market research. There are hundreds of "PM" software in the market. Some only cover the basics. Others can be excellent, like MS Project, however, these would be focused on scheduling and a bit more, not a full solution. Some of the other products are mostly about links to ERP systems from large companies, like Oracle, which end up being too expensive, especially for small-medium organizations. Also, nothing is methodology-driven that view projects as an integral part of asset management?

So why Uruk?

To enable organizations to deliver projects faster, cheaper, and better. To obtain significant savings and increased profitability. These factors would support organizations to become market leaders in their respective sectors.

Why Invest in SUKAD and Uruk

When we deliver on our promise and, we hope, make Uruk indispensable for our clients, we would be able to scale and grow, which would lead to significant profit upon an Exit or public offering. These projections are not guaranteed.

Personal: Mounir Ajam, the Innovator behind Uruk

Passion & Education

Growing up in a civil war, enticed me to go abroad to become an engineer and help rebuild my country. I had worked my way through college and got a civil engineering degree from the University of Houston. Then I worked as an engineer before going back to get a master's degree from the University of California at Berkeley in Engineering and Construction Management. During these years, I discovered my passion, which is in two parts, project management, and community development.

Over the years, I have obtained numerous project management certifications and also a graduate of the PMI Leadership Master Class in 2007. My graduation class picture is below.



First 15 years

After my master's degree, I shifted from engineering to project management, but in the capital projects industry, the petroleum industry. I worked for Exxon, BASF, and Saudi Aramco during those years, where I was privileged to work for these top companies and top teams. I had learned in the real world, working on projects small and large, even mega projects (those that would be classified as in the billions of US$). As a core team member of the project management team, or as a project manager, I have learned the good, the bad, and even the ugly. I had seen success and failure. I learned the difference in project management maturity and culture and how that maturity and organizational culture are direct contributors to project success and failures. I have been putting all of that experience into the CAMMP methodological approach that we developed and continue to improve, since 2007. Now, we are converting our work into a digital solution via the Uruk Platform, which we are currently building.

The following image is from 1994; at the start of work for a megaproject in Singapore; on an Island, a world-class petrochemical facility.



Last 15 years

The learning from the first 15 years, empowered me to start SUKAD FZ-LLC, a predecessor to SUKAD Corp. SUKAD FZ-LLC was based in the UAE, and I led it from 2005 to 2019. During that period we offered project management consultancy and training services (mostly training) in the UAE, Saudi Arabia, and many other countries. We had worked with SABIC, Saudi Aramco, Etihad Airways, Ericsson, Emirates Global Aluminum, Dubai Properties, Iraqi Ministry of Transport, UAE Ministry of Foreign Affairs, and numerous other private and government organizations.

It was during this period that we found considerable gaps in the study and practice of project management. Despite popular certifications, PMO, and more recently, Agile, we found that projects still fail at a high rate, and project managers are still not well equipped

found that projects still fail at a high rate, and project managers are still not well equipped to lead a project concept to success. They might be good at managing a phase of the project or the technical aspects but not the full life cycle, concept to success.

Project management's current state of practice did not look good. Therefore, we started a project management innovation program to develop solutions. The result is the SUKAD Way for Managing Projects, a portfolio of methodologies and approaches for managing projects, and the whole portfolio of organizational projects.

During this period, I was a speaker at numerous international project management conferences from Greece to Brazil, North America, and Europe, in addition to West Asia. The picture is from a Greek PM Conference in 2008.


PROJECT
MANAGEMENT CONGRESS 2008

Those experiences and our work on the SUKAD Way, have led to publishing numerous e-books and books. The main books, and most recent, were published by CRC Press (a Taylor and Francis company). These include Project Management beyond Waterfall and Agile (2017), and Leading Megaprojects, A Tailored Approach (2020).


Project Management beyond Waterfall and Agile
Mounir A. Ajam
LEADING MEGAPROJECTS
A TAILORED APPROACH
MOUNIR A. AJAM
Two great books about CAMMP™
the Customizable and Adaptable Methodology for Managing Projects™

In 2011, we were also selected as one of the leading 100 small companies by the Dubai Government. Ranked No 81.


2011
DUBAI SME
ONEHUNDRED
المئة

Other awards and recognitions


PMI
PRESENTED TO
Mounir A. Ajam, PMP
IN RECOGNITION OF YOUR CONTRIBUTIONS AND SERVICE TO THE PMI® GLOBAL CONGRESS 2008 EMEA CONGRESS PROJECT ACTION TEAM
Southern Area Projects Department
Mounir A. Ajam
THANK YOU
Hult International Business School



The SUKAD Way

The first image we show here is the organizational project management approach that organizations can use to build their system and manage their portfolio of projects. It is part of the Uruk Platform.


STRATEGIC AND ORGANIZATIONAL ASPECTS
KNOWLEDGE MANAGEMENT AND ORGANIZATIONAL LEARNING
LEADERSHIP AND PROFESSIONAL DEVELOPMENT
3D - ADVANCED TOPICS
TOOLS AND TECHNO LOGY
1D PROJECT LIFE CYCLE
2D PROCESSES AND FUNCTIONS

© 2017 Mounir A. Ajam | The Seven Elements of Project Management Maturity™

This second image is the standard model for the project management methodology; this a the starting point for developing numerous tailored methods for the Uruk Platform. From this standard model, we would be able to develop numerous tailored methods, each is fit-for-purpose for a given project type and class.


PROJECT
THE PROJECT LIFE CYCLE
PHASE
DISCOVERY PHASE
DEVELOPMENT PHASE
DELIVERY PHASE
STAGE
1
CONCEPT STAGE
2
FEASIBILITY STAGE
3
REQUIREMENTS STAGE
4
STRATEGY STAGE
5
DEFINITION STAGE
IMPLEMENTATION STAGE
7
9
CLOSING STAGE
6
OPERATIONAL READINESS STAGE
8
INITIAL OPERATIONS STAGE

© 2017 Mounir A. Ajam | The Customizable and Adaptable Methodology for Managing Projects™

SUKAD Corp

Earlier in 2019, I was able to recruit a few friends, family members, and colleagues to work with me on converting all of that Intellectual Property that I had created and transform it into a digital, cloud-based solution, which we called the Uruk Initiative. Then the idea evolved toward restarting SUKAD FZ-LLC in the US, as SUKAD Corp, where the focus will be on the Uruk Initiative, but without losing the content and consultancy approaches that we had developed over the years. SUKAD Corp was registered in Delaware in June 2019 (and now Florida and Texas). The core focus of SUKAD Corp is building the Uruk Platform, a pioneering, comprehensive, and versatile, cloud-based solution.

We insist that we are not developing a software tool, we are developing a complete solution that is suitable to manage any project, in any industry, regardless of type, size, or complexity. We do this via the built-in portfolio management model and tailored methods.

The Uruk Platform

The Uruk Platform, the core solution that SUKAD Corp is developing. It consists of two major sections and two supporting elements. The vital sections are the Manage a Project Section (concept to success and using tailored methods) and Managing the Portfolio (of the whole organization). The next image is a brief overview.


Managing the Portfolio
Governance
Projects Files
Captured Lessons
Performance & Reporting Center
Resource Center
Projects Pipeline
Portfolio Control
Starting the
Working the
Managing
Funding the
Assessing
Closing the
Supporting
The Uruk PPM Platform
A cloud-based solution based on the SUKAD Way and CAMMP


Project
Project
Tasks
Project
Project Performance
Project
Functions
Learning & Engaging the Community
Open Library
Uruk Overview and Tutorials
Discussion Forums
Administration
Notes & Chats
Timesheets
SUKAD Corp
https://sukad.com
SUKAD

The Future

Once the Uruk Platform is successful and SUKAD Corp has reached its goals, it would be time to divert a good part of my personal profit toward the Al-Insan Foundation, where I can use my first passion, project management, to serve my second passion, community development.

Investor Q&A

– COLLAPSE ALL

What does your company do?

SUKAD's purpose is to help organizations maximize shareholders' value and Lead Projects-Concept to Success. The catalyst is Applied Project Management, and the pioneering and versatile Uruk Platform, a cloud-based SOLUTION that would enable organizations to manage their portfolio and projects. All in a highly efficient manner, transparent, in real-time, and from anywhere. The Uruk Platform is a digital solution that provides organizations with great business agility and project leadership.

Where will your company be in 5 years?

In 5 years, we hope to be a leader in the Applied Project Management space, helping organizations transform their project delivery process by shifting from theory and certification to applying critical PM concepts in real-world settings. We also hope to be among the top 10 PM Software companies globally. These projections are not guaranteed.

Why did you choose this idea?

It is painful to see too many failed and troubled projects, which due to not learning our lessons. Failures to meet some or all projects' objectives are costing the global economy trillions of US$ and a fraction of that could help improve humanity. We know the root causes and our solution will revolutionize the way organizations manage projects.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

With global Pandemic, there is a great push for working from home or from anywhere. Therefore, Uruk is timely and critical to help organizations deal with the new work while improving performance.

Independent of the Pandemic:

1. Numerous organizations are embracing project management but some are intimidated or do not fully understand its value.

2. A large percentage of organizations that practice project management, do not have a digital solution.

3. The project management and software market are large and growing.

4. The cloud-based market is growing, significantly.

5. There are PM products in the market but most are too narrow-focused, too basic, or too expensive.

6. There is no methodology-driven solution, which we are offering.

What is your proudest accomplishment?

There are many,

In college, and as a first generation college graduate, self-supported, and recognized achiever in the university CO-OP Program. Then being admited to UC Berkeley, the No 1 university for my major.

In relation to this venture, being able to get many friends and colleagues to join the initiative and support the launch of the company. In two months, we gain about 10+ co-founders (supporters) who committed the target of $150,000 and some of them continue to add.

Getting a global publisher to accept and publish two leading project management books for me.

Having a previous company ranked among the top 100 SME in Dubai along with other recognitions.

How far along are you? What's your biggest obstacle?

We lost my friend and partner, a PM and Software expert, which affected us deeply and significantly delayed us.

The Pandemic has affected our ability to fund-raise and identify meet with potential early adopters.

We have been dealing with all of these emergent factors and now we are preparing to go to the market with the Uruk Platform in the first half of 2021; overcoming these obstacles.

The biggest obstacle is cash to continue the development work and build a strong business network.

Who are your competitors? Who is the biggest threat?

In the general PPM (Project Portfolio Management) software market, there are hundreds of products, TOOLS. Some are too basic, too narrow, or too expensive. However, we know that are we taking project management into a new space.

We say our competition offer tools and we offer a solution. Big difference. Our solution is methodology-driven with a knowledge base, portfolio management, and many other features and functionalities. (http://blog.sukad.com/urukppm-a-solution-not-a-tool/).

If we are to include names, Net Suite by Oracle, SAP, and a few others. The biggest threat will be from the global power such as SAP, Oracle, IBM, and similar companies since they have the cash and global network to compete with us or acquire us.

What do you understand that your competitors don't?

We know the root causes of project failures and we have the solution.

We are project management experts that are developing project management solutions. Further, project management is our passion, and our purpose is to embed a winning culture.

We worked on projects in the real world, in different industries, and around the globe. Most of our co-founders, including those who are passive now, have significant project management experience.

We know how to lead a project from Concept to Success. We know what causes a large percentage of projects (in all industries) to fail. We understand the root causes of failures and the differentiating factors that lead to success.

How will you make money?

Our leading product would be the Uruk Platform, a cloud-based solution, and we expect most of our revenues will come from subscriptions and repeat business. Therefore, we will make money from selling the digital solution

Selling the solution would include consultancy support and training to customers' staff.

In addition, we plan to build a global consultants network that would help us advise and support companies with SUKAD solutions, and even provide outsourcing support, such as Clients' Project Managers.

Finally, we have other services such as Consultancy and Training (including online) that are not related to the technology solutions.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest threat at this time is raising the necessary funds to allow us to focus on continuing the development.

Another risk is our intent to disrupt and change organizational cultures or mindsets about their views and respect for project management value. Therefore, we know we will be going uphill but we think it is worth it.

To succeed and early, we can acquire a few high-profile early adopters that would be willing to share their experiences, which we are positive it would be great.

The Pandemic, we believe it is a short time threat and a long term opportunity. The key for us now is to survive, so we can thrive!

What do you need the most help with?

Marketing and Sales/business development.

Since we are working with a purpose to embed a culture and mindset of project management, we need a badass marketing effort to focus the message to the professional community. It is not easy to get marketing and sales professionals with great product knowledge, along with the necessary business skills and the entrepreneurship mindset. We are starting to develop this area.

The second area where we need help is someone to help manage the day to day operations, so the CEO can focus on working with clients at the senior level and continue to lead the innovation program and building the best project management products and solutions.

What would you do with the money you raise?

We will need about 50-60% for the continuous software development effort, 10% for legal

we will need about 50-60% for the continuous software development effort. 10% for legal, admin, trademarks, and operations. 20-25% marketing and sales (pre-sales). The rest is to build a team of capable consultants.

What is your target market? ˅

With the help of some of the initial co-founders and business network, we intend to market globally.

Although project management can be used in all industries, we will work with industries and companies (along with the government) but focus on those that have facilities and technology projects. These will include utilities, power, real estate developers, energy, and others.

A few examples, in hospitality, Hilton, and Starwood. In Medical, Texas Medical Center, and the other major hospital chains. Power and Utilities, Oil & Gas, Government (Federal, State, and Local) are all potential clients.

Therefore, the key for us is to zoom in on industries, then leading companies within those industries.

We also have a special focus on Small & Medium Enterprises.

What is your competitive advantage? ˅

1. We are not building a software tool. We are building a methodology-driven online platform with a built-in solution.

2. A solution that is developed by project management domain experts.

3. Include tailored methods that can easily be converted to a client's fit-for-purpose solution.

4. Highly competitive pricing model.

5. Seamless integration between various organizational levels and include real-time reporting.

6. Integration of the Tech Solution with consultancy & training.

7. The methodology is proven, based on decades of experience.

8. We are highly unique in terms of being able to offer clients technology, consultancy and advisory services, training, and even books and e-books relevant to the Uruk Platform and Project Management.

What is your ultimate purpose? ˅

With the dedication and the expertise of our team and initial shareholders, we know we would be able to offer clients outstanding services and solutions.

Solutions that would enable them to maximize shareholders' value and even secure market leadership in their business space.

Our clients' success would lead to a sustainable business with great profit to our shareholders.

However, the ultimate purpose is to utilize part of our profit into serving communities around the world through initiatives and programs such as Project Management without Borders, building capacity and competence in the most needed areas of the world, and even be proactive in post disasters recovery!

What is the relation between Uruk and SUKAD? ˅

SUKAD Corp is a startup with a history. The lead co-founder, Mounir Ajam, had led SUKAD FZ-LLC, a UAE company from 2005 to 2019. During that period, Mounir spent a great deal of effort on Research & Development to come up with leading solutions, with a significant focus on applied project management.

Mounir's work, prior to SUKAD Corp, led to numerous books, blog articles, and educational videos. SUKAD Corp is building on this knowledge foundation to transform it into a pioneering cloud-based solution, the Uruk Platform.

The intent is Uruk could be split as an independent venture supported by SUKAD Corp and other investors/partners.



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